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Exhibit (a)(5)(i)

Joseph J. Tabacco, Jr. (75484)
jtabacco@bermandevalerio.com
Christopher T. Heffelfinger(118058)
cheffelfinger@bermandevalerio.com		ENDORSED FILED
James Magid (233043)		SUPERIOR COURT
jmagid@bermandevalerio.com		COUNTY OF SAN FRANCISCO
BERMAN DEVALERIO
425 California Street, Suite 2100		OCT—8 2009
San Francisco, CA 94010
Telephone: (415) 433-3200		GORDON PARK-LI, Clerk
Facsimile: (415) 433-6282	BY:	PARAM NATT
Deputy Clerk
Robert M. Kornreich
rkornreich@wolfpopper.com
Carl L. Stine
cstine@wolfpopper.com		CASE MANAGEMENT CONFERENCE SET
WOLF POPPER LLP
845 Third Avenue		MAR 12 2010 9 00 AM
New York, NY 10022
Telephone: (212) 759-4600		DEPARTMENT 212
Facsimile: (212) 486-2093
Attorneys for Plaintiff

SUPERIOR COURT OF CALIFORNIA
COUNTY OF SAN FRANCISCO

	)	CGC.09.493298
CHARLES MICHAEL FOLEY, on behalf of	)	Case No.
himself and all others similarly situated,	)
	)	CLASS ACTION COMPLAINT
)
Plaintiff,	)
)
vs.	)	JURY TRIAL DEMANDED
)
KUDELSKI SA,	)
KUDELSKI INTERACTIVE CAYMAN, LTD.,	)
ANDRE KUDELSKI, and	)
DOES 1 THROUGH 50,	)
)
Defendants.	)
)

CLASS ACTION COMPLAINT

        Plaintiff, Charles Michael Foley, individually and on behalf of all others similarly situated, by his attorneys, alleges the following based upon the investigation of his counsel, except as to allegations specifically pertaining to Plaintiff and his counsel, which are based on personal knowledge.

I.     SUMMARY OF COMPLAINT

        1.     This is a class action against Kudelski SA, Kudelski Interactive Cayman, Ltd., and Andre Kudelski ("Defendants") commenced on behalf of the public stockholders of OpenTV Corp. ("OpenTV" or the "Company"), other than Defendants and their affiliates. Kudelski SA, together with its wholly owned affiliates (together, the "Kudelski Group"), owns approximately 13.4% of the outstanding Class A ordinary shares of the Company and 100% of the Company's outstanding Class B ordinary shares, together representing 77.2% of the total voting power of the company, seeking equitable relief relating to the buyout of OpenTV's common stock for grossly inadequate consideration (the "Buyout Transaction" or "Tender Offer"). Plaintiff alleges that he and other public shareholders of OpenTV Class A ordinary shares are entitled to enjoin the Buyout Transaction or, alternatively, recover damages in the event the Buyout Transaction is consummated. Defendants have structured the Buyout Transaction in a way that is unfair to Plaintiff and the other public shareholders of OpenTV. Defendants' offer is grossly inadequate and seeks to coerce the public shareholders to tender their shares, regardless of the grossly inadequate consideration being offered. Moreover, the Schedule TO that Defendants filed contains insufficient information to allow the public shareholders to make an informed decision as to whether to tender their shares.

II.    JURISDICTION AND VENUE

        2.     This Court has jurisdiction over Defendants because they conduct business in California, including, but not limited to, the conduct here at issue, the attempted buyout of OpenTV, which is headquartered in San Francisco, California, or because they have sufficient minimum contacts with California to render the exercise of jurisdiction by the California courts permissible under traditional notions of fair play and substantial justice. This action is not removable.

        3.     Venue is proper in this Court because the conduct at issue took place and has effect in this County. OpenTV's headquarters and principal place of business is in the County at 275 Sacramento Street, San Francisco, California.

III.  PARTIES

        4.     Plaintiff is, and has been at all relevant times, the owner of shares of OpenTV Class A ordinary shares.

        5.     Defendant Kudelski SA ("KSA," and together with its wholly owned subsidiaries, the "Kudelski Group") describes itself as "a world leader in digital security and convergent media solutions for the delivery of digital and interactive content." KSA is headquartered at 22-24, Route de Genève, Casse Postale 134, 1033 Cheseaux, Switzerland.

        6.     Defendant Kudelski Interactive Cayman, Ltd. ("KIC") is a wholly owned subsidiary of KSA. KIC is the entity that is making the offer to purchase all OpenTV Class A ordinary shares not owned by the Kudelski Group.

        7.     Defendant André Kudelski ("Kudelski") has been a director of KSA since 1987, Chairman of its Board since 1991, and Chief Executive Officer since 1991. He has been a director of OpenTV since January 2007 and OpenTV's Executive Chairman of the Board since March 2007. According to the Schedule TO (as defined below), "Kudelski may be deemed to be the beneficial owner of the [Class A ordinary shares] beneficially owned by [KSA] through his control of a majority of the voting securities of [KSA]."

        8.     The true names and identities, whether individual, associate or corporate, of the defendants sued herein as Does 1 through 50 inclusive, and the full nature and extent of the participation of the said Doe defendants in the activities and conduct on which this action is based, are presently unknown to Plaintiff, who prays leave to amend to allege the true names and identities, and the extent of participation in the wrongful activities and conduct, when the same shall become known.

        9.     By reason of their positions as directors and/or controlling shareholders of OpenTV, and because of their ability to control the business and corporate affairs of OpenTV, Kudelski and the Kudelski Group owed OpenTV and its shareholders fiduciary obligations of good faith, loyalty, and candor, and were required to use their utmost ability to control and manage OpenTV in a fair, just, honest, and equitable manner. Kudelski and the Kudelski Group were required to act in furtherance of the best interests of OpenTV and its shareholders so as to benefit all OpenTV shareholders equally and not in furtherance of their personal interest or benefit or the interests or benefits of others. Each of Kudelski and the Kudelski Group owed to OpenTV and its shareholders the fiduciary duty to exercise good faith and diligence in the administration of the affairs of the Company and in the use and preservation of its property and assets, and the highest obligation of fair dealing. In addition, Kudelski and the Kudelski Group owe a fiduciary duty to the Company's shareholders to not use their controlling position to wrongfully benefit themselves at the public shareholders' expense.

IV.    CLASS ACTION ALLEGATIONS

        10.   Plaintiff brings this action as a class action, pursuant to pursuant to California Code of Civil Procedure Section 382 on behalf of all public stockholders of the Company (except the Defendants herein and any person, firm, trust, corporation, or other entity related to, or affiliated with, any of the Defendants) and their successors in interest, who are or will be threatened with injury arising from Defendants' actions as more fully described herein (the "Class").

        11.   This action is properly maintainable as a class action.

        12.   The Class is so numerous that joinder of all members is impracticable. As of June 30, 2009, there were over 107 million shares of the Company's Class A ordinary shares outstanding owned by thousands of holders other than Defendants. The Company's common stock is listed and actively traded on the NASDAQ Global Market.

        13.   There are questions of law and fact which are common to the Class including, inter alia, the following: (a) whether the Defendants have breached their fiduciary and other common law duties owed by them to Plaintiff and the other members of the Class; (b) whether Defendants are pursuing a scheme and course of business designed to eliminate the public stockholders of the Company in violation of their fiduciary duties in order to enrich themselves at the expense and to the detriment of Plaintiff and the other public stockholders who are members of the Class; (c) whether the Buyout Transaction, hereinafter described, constitutes a breach of the duty of fair dealing with respect to Plaintiff and the other members of the Class; (d) whether the Tender Offer is coercive; and (e) whether the Class is entitled to injunctive relief and/or damages as a result of the wrongful conduct committed by Defendants.

        14.   Plaintiff is committed to prosecuting this action and have retained competent counsel experienced in litigation of this nature. The claims of Plaintiff are typical of the claims of other members of the Class and Plaintiff has the same interests as the other members of the Class. Plaintiff will fairly and adequately represent the Class.

        15.   Defendants have acted in a manner which affect Plaintiff and all members of the Class alike, thereby making appropriate injunctive relief and/or corresponding declaratory relief with respect to the Class as a whole.

        16.   The prosecution of separate actions by individual members of the Class would create a risk of inconsistent or varying adjudications with respect to individual members of the Class which would establish incompatible standards of conduct for Defendants, or adjudications with respect to individual members of the Class which would, as a practical matter, be dispositive of the interests of other members not parties to the adjudications or substantially impair or impede their ability to protect their interests.

V.     FACTUAL ALLEGATIONS

        17.   OpenTV describes itself as a provider of advanced digital television solutions for creating and delivering viewing experiences to consumers of digital content worldwide. Its software enables cable, satellite, telecommunications, and digital terrestrial operators to offer enhanced television experiences to their viewers. It is incorporated in the British Virgin Islands and its headquarters are located at 275 Sacramento Street, San Francisco, CA 94111.

        A.    Defendants' Relationship with OpenTV

        18.   Since January 16, 2007, the Defendants have been the controlling shareholders of the Company. On that date, KIC purchased 6,533,951 Class A ordinary shares and Kudelski Interactive USA, Inc. purchased 30,206,154 Class B ordinary shares from affiliates of Liberty Media Corp. In addition, between September 2007 and February 2008, KSA purchased a total of 7,902,197 Class A ordinary shares through open-market purchases. According to the Schedule TO (as defined below), "Kudelski may be deemed to be the beneficial owner of the [Class A ordinary shares] beneficially owned by [KSA] through his control of a majority of the voting securities of [KSA]."

        19.   As of October 5, 2009, Defendants own 14,436,148 of the outstanding Class A ordinary shares, representing approximately 13.4% of all such shares, and 100% of the outstanding Class B ordinary shares. All such Class A and Class B shares owned by the Kudelski Group together represent 32.3% of the all outstanding ordinary shares and approximately 77.2% of the total voting power of the Company.

        B.    Defendants' Buyout Transaction

        20.   On February 26, 2009, Kudelski, on behalf of Kudelski SA, sent a letter to the Company's board of directors proposing to acquire all the shares of the Company it did not already own for $1.35 per share.

        21.   On March 4, 2009, the Board appointed a special committee (the "Special Committee"), consisting of Deiss, Machovina, and Tveter, to consider Kudelski's proposal.

        22.   On June 2, 2009, the Special Committee rejected the proposal, which was withdrawn by the Kudelski Group on June 4, 2009.

        23.   On October 5, 2009, the Kudelski Group announced that its wholly owned subsidiary KIC had commenced a tender offer to acquire all outstanding Class A ordinary shares of OpenTV not already owned by the Kudelski Group for $1.55 per share. According to the press release, the Tender Offer is scheduled to expire at 5:00 pm New York City time on Friday, November 6, 2009, unless extended. "The commencement and consummation of the tender offer does not require the approval or recommendation of the OpenTV board, and Kudelski has not asked the OpenTV board to approve the tender offer."

        24.   The Kudelski Group's press release announcing the Buyout Transaction stated as follows:

  The Kudelski Group (SIX: KUD.VX) today announced that its wholly owned subsidiary, Kudelski Interactive Cayman, Ltd., has commenced a tender offer to acquire all outstanding Class A shares of OpenTV Corp. (NASDAQ: OPTV) not owned by Kudelski or its subsidiaries for US$1.55 per share in cash. Kudelski's offer is not conditioned on a minimum number of Class A shares being tendered.

  The offer price provides a meaningful premium to recent trading values of the Class A shares and represents:

    •
    a 17% premium to the closing price of the Class A shares of $1.33 on October 2, 2009, the last trading day prior to the date on which the offer was commenced;

    •
    a 17% premium to the average closing price of the Class A shares from June 4, 2009, the day on which Kudelski withdrew its proposal to acquire the outstanding Class A shares of OpenTV not owned by Kudelski or its affiliates at $1.35 per share, up to and including October 2, 2009;

    •
    a 55% premium to the closing price of the Class A shares on February 26, 2009, the last trading day prior to the date of the announcement of Kudelski's proposal to acquire the outstanding Class A shares of OpenTV not owned by Kudelski or its affiliates at $1.35 per share; and

    •
    a premium of approximately 42% to the enterprise value implied by the closing price of the Class A shares on October 2, 2009, the last trading day prior to the date on which the offer was commenced and a premium of approximately 190% to the enterprise value implied by the closing price of the Class A shares on February 26, 2009, the last trading day prior to the date of the announcement of Kudelski's proposal to acquire the outstanding Class A shares of OpenTV not owned by Kudelski or its affiliates at $1.35 per share.

  Kudelski said its all cash offer provides OpenTV shareholders immediate liquidity at a superior value to OpenTV's future prospects, particularly given OpenTV's current scale and R&D challenges and the significant amount of new investment required for OpenTV to remain competitive as a standalone, publicly-traded company. In addition to delivering fair value to shareholders of OpenTV, Kudelski believes the combination is in the best interest of OpenTV's employees, customers and partners because of Kudelski's commitment to the sustainability of the business and Kudelski's ability to invest in R&D and growth to ensure OpenTV has a strong future in the context of an intensely competitive environment.

  The tender offer and withdrawal rights are scheduled to expire at 5:00 pm New York City time on Friday, November 6, 2009, unless extended. Kudelski and its subsidiaries currently own approximately 13.4% of OpenTV's outstanding Class A shares and 100% of OpenTV's outstanding Class B shares, which together represent approximately 32.3% of the total outstanding shares of OpenTV and 77.2% of the voting power of OpenTV's shares. Kudelski plans to finance the transaction through a credit facility, as well as from available cash held by Kudelski and its subsidiaries. The commencement and consummation of the tender offer does not require the approval or recommendation of the OpenTV board, and Kudelski has not asked the OpenTV board to approve the tender offer.

        25.   OpenTV did not issue a press release in response to the Buyout Transaction.

        26.   On that same day, KIC filed its Schedule TO containing its Offer to Purchase for Cash all Outstanding Class A Ordinary Shares (the "Offer to Purchase").

        C.    Defendants' Offer Is Coercive

        27.   The Offer to Purchase contains substantial coercive threats as to what might happen to those who decide not to tender their shares. Thus, if the Kudelski Group acquires 90% or more of the Company's shares in the Tender Offer, it may or may not acquire the remaining shares, and not necessarily at the same $1.55 per share price:

  If following the consummation of the offer Kudelski SA and its wholly owned subsidiaries own ordinary shares of OpenTV Corp. representing 90% or more of the total voting power of the outstanding ordinary shares of OpenTV Corp., we will be eligible to and may cause OpenTV Corp. to redeem all Class A ordinary shares that remain outstanding following the offer and that are not owned by Kudelski SA or its wholly owed subsidiaries under Sections 176 and 179 of the British Virgin Islands Business Companies Act, 2004, as amended. If the offer is consummated and a subsequent redemption takes place, shareholders not tendering in the offer . . . will receive the per share consideration paid in the redemption, which would be the "fair value" of the Class A ordinary shares as determined by the directors of OpenTV Corp. in accordance with their fiduciary duties under the laws of the British Virgin Islands. [Emphasis added.]

        28.   More specifically, the Offer to Purchase states that a "subsequent redemption" would not take place either because the Kudelski Group does not end up owning 90% or more of the total voting power of OpenTV's shares or "because we decide not to cause a subsequent redemption to take place." Also, "We have made no decision at this time as to whether we will cause the Company to redeem all Shares that remain outstanding following the Offer and that are not owned by the Kudelski Group, and we currently intend to make such a decision following the expiration of the Offer." Also, "No assurance can be given as to the price per Share that may be paid in any such future acquisition of Shares or the form of consideration that may be offered in any such future acquisition."

        29.   Also in the Offer to Purchase, the Kudelski Group threatened to de-list the Company's shares if it acquires a majority of the Class A ordinary shares that it does not already own and decides not to cause a "subsequent redemption."

        30.   The Offer to Purchase also contains no minimum tender condition, such as conditioning the Offer on the tender of a majority of the shares unaffiliated with the Kudelski Group.

        D.    Defendants' Offer Is Grossly Inadequate

        31.   Immediately after the announcement of the proposed Buyout Transaction, the Company's stock began trading above the offer price at over $1.55 per share, demonstrating that the market does not believe that the Tender Offer will succeed at the current price.

        32.   The announcement of the Tender Offer comes only two months after the Company posted significantly improved second quarter results. According to the Company's CFO in the second quarter earnings call on August 6, 2009:

          a.     "Revenues in Q2 09 were $27.6 million, up $800,000 from revenues of $26.8 million in Q2 08";

          b.     "Net income in Q2 09 was $1.7 million, compared to breakeven net income in Q2 of 08";

          c.     "Our balance sheet and financial position remain strong. Our portfolio of cash, cash equivalents and marketable debt securities as of June 30, 2009 was $111 million compared to $100 million on June 30, 2008 and $103 million on December 31, 2008"; and

          d.     "[W]e continue to expect to be profitable at the net income level for full year 2009."

        33.   The $111 million in cash, cash equivalents, and marketable debt securities held by the Company as of June 30, 2009, represents over $1.18 per share of the over 93.4 million shares not owned by the Kudelski Group and over $1.02 per share when all approximately 107.9 million Class A shares are considered.

        34.   On February 25, 2009, the Company announced that it had reached full-year profitability for the first time in the Company's history. For 2008, the Company recorded $9.6 million in profit, as opposed to a loss of $5.2 million in 2007. Revenues increased dramatically during the same period from $6.5 million in 2007 to $116.5 million in 2008.

        35.   As recently as September 22, 2009, Kaufman Bros instituted a "buy" rating on the Company and set as a target price $2.00 per share, as opposed to the $1.55 per share Offer price.

        36.   Defendants have clear and material conflicts of interest and are acting to better their own interests at the expense of OpenTV's public shareholders.

        37.   Essentially, Defendants have engineered and timed the Buyout Transaction to freeze out OpenTV's public shareholders and to allow themselves to capture the benefits of OpenTV's promising future potential without paying adequate or fair consideration to the Company's public shareholders.

        38.   The Buyout Transaction is the product of unfair dealing, and the price of $1.55 per share to be paid to Class members is unfair and so grossly inadequate as to constitute a gross breach of trust committed by Defendants against the public stockholders because, among other things:

          a.     the intrinsic value of the stock of the Company is materially in excess of $1.55 per share, giving due consideration to the prospects for growth and profitability of the Company in light of its business, earnings and earnings power, present and future;

          b.     the $1.55 per share price offers an inadequate premium to the public stockholders of the Company;

          c.     the buyout price of $1.55 per share in cash being offered to investors represents a below average premium of approximately 16.5% over the closing price of OpenTV's common stock on the date prior to the announcement of the Buyout Transaction, a premium that is significantly lower than the 35% premium offered in the Kudelski Group's initial bid in February 2009; and

          d.     the buyout price is significantly below the premium paid in acquisitions of comparable businesses.

        E.    The Information in the Schedule TO Is Materially Inadequate

        39.   Defendants have also breached their fiduciary duties to Plaintiff and the other members of the Class because the Offer to Purchase contains materially inadequate information concerning the Buyout Transaction in, among other things, the following respects:

          a.     In the Offer to Purchase, Defendants state that the Company projections provided to them by the Special Committee (i) do not reflect the Company's actual performance since their preparation; (ii) do not reflect changes in the Company's business or changes in the economy in general since their preparation; and (iii) do not adequately reflect the Company's risks. Specifically, Defendants state:

            (i)    that there is a material risk that some of the Company's customers will not be retained "if the Company does not take significant actions with respect to product strategy and research and development investment." While the Offer to Purchase provides Defendants' downward dollar adjustments to the projections based on the loss of customers, it does not disclose the basis for this statement or the amount of the adjustment or what significant action Defendants believe the Company needs to take that are not already being considered and accounted for in the projections;

            (ii)   that revenue growth should not be assumed in future years from new customers, "when in fact the Company has been challenged to gain traction with new customers due to underinvestment in the evolution of its core technology." While the Offer to Purchase provides Defendants' downward dollar adjustments to the projections based on obtaining fewer new customers, it does not disclose the basis for this statement, especially in light of the Company's significant recent revenue growth and profitability, the amount of the adjustment, or what investments Defendants believe the Company needs to make that are not already being considered and accounted for in the projections; and

            (iii)  that the pricing assumptions in the projections are too aggressive in assuming minimal price erosion with many current customers. While the Offer to Purchase provides Defendants' adjustments to the projections based on less aggressive assumptions, it does not disclose the basis for this statement or the adjustments.

        40.   By reason of all of the foregoing, the Tender Offer is coercive and does not disclose all material information and Defendants have breached their duty to offer fair consideration in the Tender Offer.

        41.   Unless enjoined by this Court, Defendants will continue to breach their fiduciary duties owed to Plaintiff and the Class, and may consummate the proposed transactions, which will exclude the Class from its fair share of OpenTV's valuable assets and business, and/or benefit Defendants in the unfair manner complained of herein, all to the irreparable harm of the Class.

FIRST CAUSE OF ACTION

For Breach of Fiduciary Duty

        42.   Plaintiff repeats and realleges the allegations as in the paragraphs above, as if fully set forth herein.

        43.   By reason of the foregoing, Defendants, as controlling shareholders of the Company, violated fiduciary duties to Plaintiff and the other Class members by failing to offer a fair price to OpenTV's public shareholders. This breach of fiduciary duty includes Defendants' attempt to obtain the remaining Class A stock of OpenTV that they did not own for grossly inadequate consideration. Defendants have engineered and timed the Buyout Transaction to attempt to freeze out OpenTV's public shareholders and to allow themselves to capture the benefits of OpenTV's promising future potential without paying adequate or fair consideration to the Company's public shareholders.

        44.   Defendants offer represents grossly inadequate consideration for OpenTV shareholders. But for Defendants' vast majority of voting shares, the Buyout Transaction would never be consummated.

        45.   Defendants further breached their fiduciary duties by, inter alia, putting their interests ahead of the interests of the Company and its shareholders.

        46.   Moreover, Defendants have violated their duties of good faith and loyalty by structuring the Buyout Transaction in a way that is unfair to Plaintiff and the Class in that it is designed to unfairly coerce Plaintiff and the Class to tender their shares, regardless of the merits of the transaction. Thus, there is no minimum tender condition, pursuant to which the transaction could only be consummated if a majority of the unaffiliated shareholders chose to tender the shares; if Defendants acquire 90% or more of the Class A shares in the transaction, Defendants have not indicated that they will acquire the remaining shares at the same or better consideration thus leaving Plaintiff and the Class threatened with the prospect of holding illiquid and de-listed shares if they choose not to tender; and rather than represent that they will seek to have OpenTV shares' listing continue after the transaction, Defendants threaten that they will actively seek to have the shares de-listed. Because of this coercion, Plaintiff and the members of the Class do not have a free choice whether or not to tender their shares.

SECOND CAUSE OF ACTION

For Breach of Duty of Candor

        47.   Plaintiff repeats and realleges the allegations in the paragraphs above as if fully set forth herein.

        48.   The Schedule TO contains materially misleading statements and omissions. Without material and accurate information, OpenTV's public shareholders cannot make an informed judgment as to whether to tender their shares. Defendants have breached their duty to fully and faithfully disclose all material information in the Schedule TO concerning the Buyout Transaction.

        49.   Plaintiff and the Class have been and will be damaged in that they are not and will not receive full and fair information to allow them to make an informed decision as to whether or not to tender their shares and will be required to exchange their OpenTV shares for inadequate consideration based on the material false and misleading statements and omissions in the Schedule TO.

        50.   .Plaintiff and the other Class members are immediately threatened by the acts and transactions complained of herein will suffer irreparable harm unless Defendants are enjoined from breaching their fiduciary duties as set forth herein.

THIRD CAUSE OF ACTION

For Injunctive Relief

        51.   Plaintiff repeats and realleges the allegations as in the paragraphs above, as if fully set forth herein.

        52.   By reason of the foregoing, Plaintiff and the other Class members will be irreparably harmed unless the Buyout Transaction is enjoined by this Court.

        53.   The harm that threatens Plaintiff and the other Class members outweighs the potential harm to Defendants if this Court grants an injunction. Defendants embarked on a self-interested buy-out transaction that will benefit only themselves. The Buyout Transaction, as it is currently designed, is unfairly coercive and, therefore, Plaintiff and the members of the Class do not have a free choice as to whether or not to tender their shares. Thus, absent injunctive relief, they will be coerced into ceding their equity stake in OpenTV toDefendants, and its valuable assets for Defendants' own benefit at the expense of OpenTV's public stockholders. If this Buyout Transaction is completed through Defendants' coercion, Plaintiff and the other Class members will be deprived of their equity investment and the benefits thereof, including, among other things, the expected growth in the Company's profitability, which they will be unable to recover if the Proposed Transaction is consummated. Moreover, the Schedule TO is materially false and misleading, denying Plaintiff and the Class full and fair information to allow them to make an informed decision as to whether or not to tender their shares.

        54.   Plaintiff and the other Class members are likely to succeed on the merits of their claims. The coercive Buyout Transaction that Defendants have orchestrated is so self-interested that they alone will stand to gain. This is in stark contrast to the fiduciary duties of care, loyalty to OpenTV's minority shareholders that Defendants are required to exercise as a majority shareholder and directors of the Company.

        55.   Plaintiff and the other members of the Class have no adequate remedy at law.

        WHEREFORE, Plaintiff demands judgment against Defendants, jointly and severally, as follows:

        (1)   an Order certifying this action as a class action and designating Plaintiff as class representative and the undersigned counsel as class counsel;

        (2)   enjoining preliminarily and permanently, the Buyout Transaction complained of herein;

        (3)   declaring that the Buyout Transaction is in breach of Defendants' fiduciary duties;

        (4)   requiring the Individual Defendants to fulfill their fiduciary duties of loyalty, care, and candor, as alleged herein;

        (5)   rescinding, to the extent implemented prior to the entry of this Court's final judgment the Buyout Transaction complained of, or granting the Class rescissory damages;

        (6)   directing that Defendants account to Plaintiff and the other members of the Class for all damages caused to them and account for all profits and any special benefits obtained as a result of their unlawful conduct;

        (7)   awarding Plaintiff and the Class appropriate compensatory damages;

        (8)   awarding Plaintiff the costs, expenses and disbursements of this action, including any reasonable attorneys' and experts' fees and expenses ; and, if applicable, pre- and post-judgment interest;

        (9)   awarding Plaintiff and the Class any other compensatory, equitable and declaratory relief as this Court deems just, equitable and proper.

JURY DEMAND

        Plaintiff demands a trial by jury.

DATED: October 8, 2009	BERMAN DeVALERIO
	By:	/s/ CHRISTOPHER T. HEFFELFINGER Christopher T. Heffelfinger
Joseph J. Tabacco, Jr. James Magid 425 California Street, Suite 2100 San Francisco, CA 94104 Telephone: (415) 433-3200 Facsimile: (415) 433-6282
WOLF POPPER LLP Robert M. Kornreich Carl L. Stine 845 Third Avenue New York, NY 10022 Telephone: (212) 759-4600 Facsimile: (212) 486-2093
Attorneys for Plaintiff

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  Exhibit (a)(5)(i)